May 9, 2012

Via Email

Ms. Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:  Cumberland Pharmaceuticals Inc.

Schedule TO-I

Filed April 24, 2012

Dear Ms. Chalk:

As you know, we filed a response on May 7, 2012 to the comments set forth in the letter from the Securities and Exchange Commission (the “Staff”) dated May 3, 2012 (the “May 3 Letter”), with respect to the above-referenced issuer tender offer statement (the “Schedule TO-I”). As a follow up to our telephone conversation yesterday, I wanted to clarify Cumberland Pharmaceuticals Inc.’s (“Cumberland” or the “Company”) responses filed on May 7, 2012 in our correspondence filing. Specifically, I wanted to clarify our responses to Comment 1 and Comment 4 of the May 3 Letter. All capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange.

Cumberland is not intending to restrict the participation of any of the option holders in connection with the exchange program (the “Exchange Program”). In connection with Comment 1 and Comment 4 set forth in the May 3 Letter, we are not aware of anyone in any jurisdiction that could not accept the opportunity to exchange “underwater” options for restricted stock (the “Offer to Exchange”). In addition, we are not mailing or distributing materials related to the Exchange Program into any jurisdiction where the Company is aware that such Offer to Exchange is illegal.

Pursuant to the Staff’s request, the Company hereby acknowledges that it is the policy of the Commission that:

•	The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Christina Chalk

May 9, 2012

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these comments, please contact the undersigned at (615) 259-1450.

Very truly yours,

Adams and Reese LLP

Kolin B. Holladay

cc:   A.J. Kazimi

Chief Executive Officer

Cumberland Pharmaceuticals Inc.